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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Special Counsel

Office of Mergers and Acquisitions

Re:	Scottish Power plc

Schedule TO-I filed April 4, 2006

Amendment No. 1 to Schedule TO-I filed April 10, 2006

File No. 005-78838

Dear Ms. Ransom:

By letter dated April 21, 2006 (the “Comment Letter”) the staff of the Securities and Exchange Commission (the “Staff”) provided comments on the Schedule TO-I filed on April 4, 2006 and Amendment No. 1 to Schedule TO-I filed on April 10, 2006 by Scottish Power plc (“ScottishPower” or the “Registrant”). ScottishPower is filing today via EDGAR an Amendment No. 3 to Schedule TO-I originally filed on April 4, 2006 to address the comments of the Staff.

For your convenience, we have reproduced below the Staff’s comments in italicized text before each of our responses. Please note that page references in the Comment Letter may not refer to the same page number in the Schedule TO-I, as amended.

Schedule TO-I

Exhibit 99.(a)(2) – U.S. Supplemental Memorandum

Part 5 – Frequently asked questions, page 15

1.	See Q&A 2 – Are there any conditions to the Return of Cash occurring? You indicate that the conditions to the offer must be satisfied on May 15, 2006, which is before the offer is scheduled to expire. Please advise us as to why the conditions to the offer must be satisfied in advance of the expiration of the offer.

Response: The two conditions to the Return of Cash, approval by shareholders of the Return of Cash at the EGM scheduled for May 4, 2006 and admission of the B Shares and New Ordinary Shares to the Official

List and to trading on the LSE scheduled for May 15, 2006, must be satisfied in advance of the expiration of the offer because, for UK technical reasons, the B Shares must be in issue and trading before the offer expires.

2.	See Q&A 4 – Are there different ways that I can receive my share of the cash? With respect to the Future Repurchase Offers, please confirm that you will comply with Rule 13e-4, as appropriate.

Response: We note the Staff’s comment and confirm that the Registrant will comply with Rule 13e-4 with respect to the Future Repurchase Offers to the extent that it is applicable to such future repurchases.

Part 6 – Supplemental information for ADS Holders, page 26

3.	Refer to your discussion of Withdrawal Rights. We note your indication that after the Election Period, such elections are irrevocable. Revise to disclose that shares not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. See Rule 13e4(f)(2)(ii).

Response: We note the Staff’s comment and confirm that the Registrant has provided the requested disclosure in Amendment No. 3 to the Schedule TO-I.

Part 7 – Certain US federal income tax considerations, page 34

4.	Rather than refer to “principal” tax consequences in your discussion, please refer to “material” tax consequences. Further, please eliminate the statement that the discussion is included for general information only. We believe this statement suggests that Scottish Power’s stockholders may not rely on the description of the material tax consequences included in your offering materials. This comment also applies to Exhibit 99.(a)(8).

Response: We note the Staff’s comment and confirm that the Registrant has made the requested changes in Amendment No. 3 to the Schedule TO-I.

As requested, ScottishPower has provided a written acknowledgment in response to the Staff’s request, attached as Exhibit A.

*    *    *

We thank you for your comments and trust that the amended filing and the above response are sufficient for your purposes. Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (212) 530-5515 or M. Douglas Dunn at (212) 530-5062.

Sincerely yours,

/s/ James H. Ball, Jr.

cc:	Sheelagh Duffield

Keith Cochrane

Donald McPherson

Scottish Power plc

Sarah Murphy

Freshfields Bruckhaus Deringer

M. Douglas Dunn

Milbank, Tweed, Hadley & McCloy LLP

Exhibit A

Registered Office

1 Atlantic Quay,

Glasgow G2 8SP

April 28, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Special Counsel

Office of Mergers and Acquisitions

Re:	Scottish Power plc

Schedule TO-I filed April 4, 2006

Amendment No. 1 to Schedule TO-I filed April 10, 2006

File No. 005-78838

Dear Ms. Ransom:

This is in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter of April 21, 2006 (the “Comment Letter”), in connection with the filing of the above referenced documents. We have filed today an Amendment No. 3 to the Schedule TO-I, which incorporates the Staff’s comments, as well as a letter in response to the Comment Letter.

In connection with the filings, Scottish Power plc (“ScottishPower”) acknowledges that:

•	ScottishPower is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	ScottishPower may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.

Very truly yours,

Scottish Power plc

By: /s/ D J McPherson

Deputy Secretary